Mail Stop 4561

December 31, 2008

VIA USMAIL and FAX (818) 597-1852

Mr. Michael P. Frawley
Chief Executive Officer and Chief Financial Officer
Frawley Corporation
5737 Kanan Road PMB 188
Agoura Hills, California 91301

> **Re: Frawley Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed on June 17, 2008**
> **File No. 001-06436**

Dear Mr. Michael Frawley:

We have reviewed your response letter dated November 7, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

AMENDMENT NO. 1 TO FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Item 15 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 12

1. We note in your response to comment one that the company performed an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures within 90 days prior to your filing the Form 10-KSB, specifically on December 21, 2007. Pursuant to Item 307 of Regulation S-B, such evaluation should be performed *as of the end of the period covered by the report*. Please update your evaluation and amend your filing to comply with requirements.

2. Further to our previous comment, we note that your amended 10-KSB does not include a conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report. Please amend your filing to include your conclusion as of the appropriate date.

3.   In response to comment three, it appears that your management has concluded that disclosure controls and procedures were effective. In our letter dated September 10, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Management's Report on Internal Control over Financial Reporting, page 14

4.   Based upon your response to comment two and the amended 10-KSB, we note that management has performed and completed its report on internal control over financial reporting. Your revised disclosures do not comply with all aspects of Item 308T(a) of Regulation S-B.   Please revise your disclosures to provide a statement as to whether or not internal control over financial reporting is effective.

Independent Auditors' Report, page F-1

5.   It appears that your independent audit firm has changed its name and is not listed as a registered firm with the PCAOB under its current name, LaRue Corrigan McCormick & Teasdale LLP. Please confirm that your independent auditors have changed its legal name while otherwise remaining the same legal entity it was before the name change and that they properly notified the PCAOB of their name change.

Certifications

6.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31) of Regulation S-B.   Some of the discrepancies include replacing the language "small business issuer" with "Frawley Corporation" in paragraphs 3, 5(a) and 5(b), replacing the language "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" with "fourth fiscal quarter" in paragraph 4(d) and deleting the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5. Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31) of Regulation S-B.

FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 2008

Certifications

7.   We note that your certifications were not filed in the exact form as outlined in Item 601(b)(31) of Regulation S-K.   Note that the wording within your certification should be exactly the same as the Item 601(b)(31). In addition, do not include the title of the certifying individual in the first paragraph. Please amend your quarterly report to file your certifications in the exact form as outlined in Item 601(b)(31) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief